EXHIBIT 99.1

Equinox Gold Announces Filing of 2021 Audited Financial Statements

VANCOUVER, BC, March 23, 2022 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) has filed its audited financial statements and related management's discussion and analysis for the three months and year ended December 31, 2021. The documents are available for download on the Company's website, on SEDAR and on EDGAR.

View original content:https://www.prnewswire.com/news-releases/equinox-gold-announces-filing-of-2021-audited-financial-statements-301509506.html

SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/March2022/23/c1483.html

%CIK: 0001756607

For further information: Equinox Gold, Christian Milau, CEO; Rhylin Bailie, Vice President; Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 19:31e 23-MAR-22